Exhibit 7


           LAZARD FRERES REAL ESTATE
                INVESTORS, L.L.C.
        30 Rockefeller Center, 63rd Floor
              New York, N.Y. 10020
                   ----------
            Telephone (212) 632-6017



                                                           October 29, 1997


The Board of Directors
ARV Assisted Living, Inc.
245 Fischer Avenue D-1
Costa Mesa, CA 92626

Gentlemen:

Lazard Freres Real Estate Investors, L.L.C. ("LFREI") and Prometheus Assisted Living LLC ("Prometheus") are parties to a Stockholders Agreement (the "Stockholders Agreement") with ARV Assisted Living, Inc. (the "Company") dated as of July 14, 1997, pursuant to which, among other matters, LFREI agreed not to own any equity interest in any public or private company, the principal business of which is the ownership, management, operation and development of assisted living facilities (the "Non-Compete Covenant"), unless 75% of the members of the Board of Directors of the Company (other than the Investor Nominees (as such term is defined in the Stockholder Agreement)) have consented to such ownership (the "Required Board Approval").

Based on a letter agreement dated September 30, 1997 (the "Original Letter Agreement"), the Company consented (with the Required Board Approval) to a one-time waiver to the Non-Compete Covenant to permit an investment by an affiliate of LFREI (the "Kapson Investment") in Kapson Senior Quarters, Corp. ("Kapson"). Subsequent to that date and the announcement of the proposed Kapson Investment, the parties have agreed, among other things, to amend the Original Letter Agreement as set forth herein.

The substantive terms of the Original Letter Agreement are hereby amended and restated as follows:

Subject to the consummation of the Kapson Investment, LFREI and Prometheus agree to the following (each of which shall terminate at (i) the time of a Termination Event (as defined in the Stockholders Agreement as amended and restated on October 29, 1997 (the "Amended Stockholders Agreement")) or
(ii) the time, after the consummation of the Kapson Investment, LFREI or its affiliates owns less than 10% of the stock of Kapson);

1) Consent Rights. After the closing of the Kapson Investment, LFREI will not permit Kapson to and will cause Kapson to enter into an agreement with ARV under which Kapson will agree not to enter into any new developments or acquisitions (other than those in its pipeline at the closing of the Kapson Investment as disclosed in a schedule to be delivered at that time) without the written consent of a majority of the independent non-LFREI affiliated or appointed members of the ARV Board of Directors, which consent may be withheld at the sole discretion of those directors; provided that upon the funding of that certain $60,000,000 6 3/4% Convertible Subordinated Note due 2007 by LFREI or an affiliate this paragraph shall terminate and be of no further effect.

2) Right of First Offer. After the closing of the Kapson Investment, ARV will have a first right to negotiate management, lease and/or purchase arrangements on terms commercially reasonable to both parties on any new developments or acquisitions by Kapson, each right to be exercised by ARV, upon commercially reasonable notice, before Kapson enters into binding site contracts.

The Board of Directors
ARV Assisted Living, Inc.
October 29, 1997
Page 2



3) Existing Facilities and Developments. LFREI and Prometheus will seek in good faith to negotiate with ARV for the leasing or management agreements, on commercially reasonable and customary terms, of all existing or planned facilities of Kapson including those in the above-described "pipeline." LFREI and Prometheus will agree not to enter into or permit Kapson or any of their respective affiliates to enter into leasing or management arrangements on the existing facilities (excluding sale leasebacks, so long as such sale leasebacks would permit ARV to sublease or manage such facilities) other than with ARV or controlled affiliates of Kapson.

ARV will have the option to sell development assets to Kapson at fair market value with the right to leaseback the assets on commercially reasonable and customary terms.

4) Option. LFREI hereby grants to ARV (or its shareholders, the selection to be made at ARV's option provided mutual agreement of ARV and LFREI that such purchase by ARV directly will not adversely affect Kapson's tax and accounting status) the right to acquire from LFREI shares representing up to 19.9% of the stock of Kapson at the pro rata amount of LFREI's all-in cost (defined at LFREI's total equity investment in Kapson at the close of the Kapson Investment including reasonable capital carrying costs relating to the Kapson Investment) for a period of 30 days after the completion of the Kapson Investment (or, if ARV elects to have its shareholders exercise this option, 30 days after a registration statement is declared effective with respect to the option). The term of this option will not extend beyond the timing described in this paragraph despite LFREI's ongoing ownership of Kapson.

5) Joint Venture. LFREI will explore a joint venture arrangement, on commercially reasonable terms, between the Company and Kapson which would house top corporate management of both firms to achieve economies of scale. The management company would be jointly owned by the Company and Kapson. Development personnel and activities would in all likelihood remain at Kapson. Operating personnel and home health care would in all likelihood remain at ARV. Savings resulting from this alliance will be shared by the two companies.

6) Press Releases. The Company and LFREI will have the right to review and comment on all press releases regarding the foregoing arrangements for a period from the date hereof through October 29, 1998. No such press releases regarding the foregoing arrangements shall be made without the written consent of the Company and LFREI.

7) Public Disclosures. The Company will have the right to review and comment on all public disclosures (e.g. proxy material, 10-K) of Kapson regarding the foregoing arrangements for a period from the date hereof through six months following the close of the Kapson Investment. No such statement in the public disclosures regarding the foregoing arrangements shall be made without the written consent of the Company, such consent not to be unreasonably withheld or delayed.

LFREI hereby represents that, upon completion of the Kapson Investment, it shall have the authority to cause Kapson to enter into all of the foregoing arrangements. With respect to the foregoing arrangements, it is agreed that all negotiations, determinations, consents and elections by ARV shall be made by a majority of the Non-Investor Nominee (as defined in the Amended Stockholders Agreement) directors of ARV.

The parties hereby agree that if mutually agreeable arrangements regarding the matters set forth in paragraph 3 above are not entered into by the later of three months following the closing of the Kapson Investment or May 1, 1998, then this letter agreement shall terminate without further obligation of any party.

The Board of Directors
ARV Assisted Living, Inc.
October 29, 1997
Page 3


LFREI believes strongly that a strong alignment of interests between LFREI, Kapson and ARV and the synergies that could be created by a strategic alliance between these two industry players, will significantly benefit all shareholders of ARV and Kapson, including LFREI as their largest shareholder.

The Board of Directors
ARV Assisted Living, Inc.
October 29, 1997
Page 4


Very truly yours,

LAZARD FRERES REAL ESTATE INVESTORS, L.L.C.



By:      /s/ Robert P. Freeman
         ------------------------------
         Robert P. Freeman
         President


PROMETHEUS ASSISTED LIVING L.L.C.,

By:  LAZARD FRERES REAL ESTATE INVESTORS, L.L.C.



By:      /s/ Robert P. Freeman
         ------------------------------
         Robert P. Freeman
         President



ACKNOWLEDGED AND AGREED:

ARV ASSISTED LIVING, INC.



By:      /s/ Shiela M. Muldoon
         -------------------------
         Shiela M. Muldoon
         Authorized Signatory